UNITED STATES

                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                      Atlantic Gulf Communities Corporation
                                 (Name of Issuer)


                      Common Stock, par value $.10 per share
                          (Title of Class of Securities)


                                    048556104
                                  (CUSIP Number)



                                Trevor S. Norwitz
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY  10019
                                   (212)403-1000
             (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                   June 24, 1997
             (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.














                                Page 1 of 27 Pages
                           Exhibit Index is on Page 27


                                 CUSIP NO. 048556104


         (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         AP-AGC, LLC.


         (2) Check the Appropriate Box if a Member (a) of a Group (See Instructions)
                                                    (b)

         (3)  (SEC Use Only)


         (4)  Source of Funds (See Instructions) AF


         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         (6)  Citizenship or Place of Organization
                                       Delaware

          Number of Shares Bene-    (7)    Sole Voting Power
          ficially Owned by Each           9,347,826 Common Shares
          Reporting Person With     (8)    Shared Voting Power

                                    (9)    Sole Dispositive Power
                                           9,347,826 Common Shares
                                    (10)   Shared Dispositive Power


         (11) Aggregate Amount Beneficially Owned by Each Reporting Person 9,347,826 Common Shares


         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


         (13) Percent of Class Represented by Amount in Row (11) 44.8%



         (14) Type of Reporting Person (See Instructions) OO










                                Page 2 of 27 Pages


                                 CUSIP NO. 048556104


         (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Apollo Real Estate Investment Fund II, L.P.


         (2) Check the Appropriate Box if a Member (a) of a Group (See Instructions)
                                                    (b)

         (3)  (SEC Use Only)


         (4)  Source of Funds (See Instructions) WC, AF


         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         (6)  Citizenship or Place of Organization

                                     Delaware


          Number of Shares Benefi-   (7)   Sole Voting Power
          cially Owned by Each             9,347,826 Common Shares
          Reporting Person With      (8)   Shared Voting Power

                                     (9)   Sole Dispositive Power
                                           9,347,826 Common Shares
                                     (10)  Shared Dispositive Power


         (11) Aggregate Amount Beneficially Owned by Each Reporting Person 9,347,826 Common Shares


         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


         (13) Percent of Class Represented by Amount in Row (11) 44.8%


         (14) Type of Reporting Person (See Instructions) PN









                                Page 3 of 27 Pages


                                 CUSIP NO. 048556104


         (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Apollo Real Estate Advisors II, L.P.


         (2) Check the Appropriate Box if a Member (a) of a Group (See Instructions)
                                                    (b)

         (3)  (SEC Use Only)


         (4)  Source of Funds (See Instructions)  AF


         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         (6)  Citizenship or Place of Organization

                   Delaware

          Number of Shares Bene-     (7)   Sole Voting Power
          ficially Owned by Each           9,347,826 Common Shares
          Reporting Person With      (8)   Shared Voting Power

                                     (9)   Sole Dispositive Power
                                           9,347,826 Common Shares
                                     (10)  Shared Dispositive Power


         (11) Aggregate Amount Beneficially Owned by Each Reporting Person 9,347,826 Common Shares


         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


         (13) Percent of Class Represented by Amount in Row (11) 44.8%


         (14) Type of Reporting Person (See Instructions)  PN










                                Page 4 of 27 Pages







         Item 1.  Security and Issuer.


                   This statement on Schedule 13D relates to the Common

         Stock, par value $.10 per share ("Common Shares"), of Atlantic

         Gulf Communities Corporation, a Delaware corporation (the

         "Issuer").  The address of the principal office of the Issuer is 2601 South Bayshore Drive, Miami, Florida 33133-5461.


         Item 2.  Identity and Background.


                   (a), (b), (c), and (f).  This statement on Schedule

         13D is filed jointly by AP-AGC, LLC, a Delaware limited li-

         ability company ("AP-AGC"), Apollo Real Estate Investment Fund

         II, L.P., a Delaware limited partnership ("Apollo Fund II"),

         and Apollo Real Estate Advisors II, L.P., a Delaware limited partnership ("AREA II" and, collectively, the "Reporting

         Persons").


                   AP-AGC was formed by Apollo Fund II for the purposes

         of investing in securities of the Issuer.  The address of the principal business and principal office of AP-AGC is c/o AREA

         II, Two Manhattanville Road, Purchase, New York 10577.


                   Apollo Fund II is a private real estate investment

         fund, and, directly or indirectly, owns all of the outstanding interests in AP-AGC.  The address of the principal business and principal office of Apollo Fund II is c/o AREA II, Two Manhat-

         tanville Road, Purchase, New York 10577.


                                Page 5 of 27 Pages








                   AREA II is the general partner of Apollo Fund II, and

         is principally engaged in the business of serving as Apollo

         Fund II's general partner.  The address of the principal busi-

         ness and principal office of AREA II is Two Manhattanville

         Road, Purchase, New York 10577.


                   The sole general partner of AREA II is Apollo Real

         Estate Capital Advisors II, Inc., a Delaware corporation

         ("Capital Advisors II").  The manager of Apollo Fund II is

         Apollo Real Estate Management II, L.P., a Delaware limited partnership ("Management II"), the general partner of which is

         Apollo Real Estate Management II, Inc. ("Management II Inc.").

         Capital Advisors II is principally engaged in the business of serving as general partner of AREA II, Management II is princi-

         pally engaged in business of services as manager of Apollo Fund

         II and Management II Inc. is principally engaged in the busi-

         ness of serving as general partner of Management II.  The ad-

         dress of the principal business and principal office of Capital

         Advisors II is c/o AREA II, Two Manhattanville Road, Purchase,

         New York 10577 and of Management II and Management II, Inc. is

         1301 Avenue of the Americas, New York, New York 10019.


                   The name, business address, present principal occupa-

         tion or employment (and the name, principal business and ad-

         dress of any corporation or other organization in which such employment is conducted) and citizenship of each director and


                                Page 6 of 27 Pages







         executive officer of those Reporting Persons which are corpora-

         tions is set forth on Annex A hereto and is incorporated herein by reference.  Each of such persons is a citizen of the United

         States.  All such persons on Schedule I disclaim beneficial ownership of any and all pecuniary interest in the Common

         Shares of the Issuer.


                   (d) and (e).  Neither any of the Reporting Persons

         nor, to the best knowledge of the Reporting Persons, any of the persons listed in Annex A hereto have, during the last five years, been convicted in a criminal proceeding (excluding traf-

         fic violations and similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of compe-

         tent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining fu-

         ture violations of, or prohibiting or mandating activities sub-

         ject to, Federal or state securities laws or finding any viola-

         tion with respect to such laws.


         Item 3.  Source and Amount of Funds or other Consideration.


                   On or about May 15, 1997 (the "Agreement Date"),

         AP-AGC and the Issuer entered into an Amended and Restated

         Investment Agreement dated as of February 7, 1997, amended as of March 20, 1997 and amended and restated as of May 15, 1997

         (the "Investment Agreement") which is included as Exhibit 1 to this Statement and is incorporated herein by reference.  On


                                Page 7 of 27 Pages







         June 24, 1997 (the "Closing Date"), at the initial closing under the Investment Agreement (the "Closing"), AP-AGC acquired

         553,475 shares of a new series of preferred stock of the Issuer designated 20% Cumulative Redeemable Convertible Preferred

         Stock, Series A ("Series A Preferred Shares") and 1,106,950

         Warrants to acquire Common Stock ("Warrants") for an aggregate purchase price equal to $5,534,752.  On June 30, 1997 (the

         "Subsequent Issuance") AP-AGC acquired an additional 334,000

         Series A Preferred Shares and 668,000 Warrants for an aggregate purchase price of $3,340,000.  AP-AGC obtained the funds

         required to consummate the Closing and the Subsequent Issuance from Apollo Fund II, which obtained such funds from capital contributions from its partners.


                   On the terms and subject to the conditions set forth

         in the Investment Agreement, AP-AGC has agreed to purchase from the Issuer, and the Issuer has agreed to issue to AP-AGC, up to

         2,500,000 Series A Preferred Shares and, on a pro rata basis,

         up to 5,000,000 Warrants (including those Series A Preferred

         Shares and Warrants acquired at the Closing and the Subsequent

         Issuance) for an aggregate purchase price of up to $25,000,000.

         Under the Investment Agreement, the additional Series A Pre-

         ferred Shares and Warrants are to be acquired by AP-AGC (on a pro rata basis) as and when appropriate real estate investment opportunities are identified and approved by AP-AGC and the

         Board of Directors of the Issuer (the "Issuer's Board").  If,


                                Page 8 of 27 Pages







         however, the Issuer has not presented AP-AGC with real estate development projects pursuant to which AP-AGC has invested

         $25,000,000 on the terms and conditions set forth in the

         Investment Agreement, AP-AGC has the option to acquire such securities at any time.  The Investment Agreement further

         provides that, if the full $25,000,000 has not been invested by

         June 30, 1998, the Company may, subject to the terms and

         conditions set forth in the Investment Agreement, require AP-

         AGC to invest the remaining amount not yet invested.


                   The funds for making additional acquisitions of

         Series A Preferred Shares and Warrants pursuant to the Invest-

         ment Agreement will be contributed to AP-AGC by Apollo Fund II,

         which will obtain such funds from its partners.


                   As of the date of this Statement, the Reporting

         Persons beneficially own an aggregate of 9,347,826 Common

         Shares (including 1,543,435 Common Shares which may be acquired upon the conversion of the 887,475 Series A Preferred Shares currently owned and 1,774,950 Common Shares which may be

         acquired upon the exercise of Warrants currently owned, as well as Common Shares which may be acquired upon the conversion of

         Series A Preferred Shares or the exercise of Warrants which are not currently outstanding, but which AP-AGC has the right to acquire under the Investment Agreement.)





                                Page 9 of 27 Pages








         Item 4.  Purpose of Transaction.


         The Investment


                   AP-AGC is making its investment in the Issuer because

         it believes that the acquisition of the Series A Preferred

         Shares and the Warrants is an attractive investment opportu-

         nity.  In accordance with the terms of the Investment Agree-

         ment, AP-AGC has three nominees on the Issuer's seven member

         Board, and AP-AGC expects to be involved in and to influence the management and direction of the Issuer.


                   The Series A Preferred Shares rank senior to Common

         Shares with respect to dividends and distributions.  Holders of the Series A Preferred Shares are entitled to cash dividends on a quarterly basis at a rate of 20% per annum.  In the event cash dividends are not paid, the dividends will accumulate.


                   As described below under certain circumstances, a

         holder of Series A Preferred Shares may require the Issuer to repurchase such shares for a repurchase price equal to their liquidation preference (including accumulated dividends).  The holders' rights to receive such repurchase price are secured by a first lien over the Issuer's stock in, and the assets of, a newly formed special purpose subsidiary ("SP Subsidiary")

         formed for the purpose of holding and investing the amounts




                               Page 10 of 27 Pages







         received from AP-AGC and the proceeds thereof, and by a second lien over substantially all the remaining assets of the Issuer.


                   As described in Item 3 above, on the Agreement Date,

         AP-AGC and the Issuer entered into the Investment Agreement which is included as an exhibit to this Statement and is incor-

         porated herein by reference.  The Statement of Preferences and

         Rights of the Series A Preferred Shares (the "Series A

         Certificate") and the form of Warrant are also included as exhibits to this Statement and incorporated by reference

         herein.  This description of the Investment Agreement and the transactions contemplated thereby (the "Transaction") sum-

         marizes certain material provisions of the Investment

         Agreement, the Series A Certificate, the form of Warrant and the Transaction and is not intended to be complete, but is qualified throughout by reference to such documents.  Unless otherwise noted, section references in this Statement refer to sections of the Investment Agreement.  In addition, the

         Transaction (including the terms of the Series A Preferred

         Shares and the Warrants) is described in the Proxy Statement of the Issuer dated May 21, 1997 relating to its Annual Meeting of

         Stockholders for 1997 (the "Proxy Statement"), which has been filed with the Securities and Exchange Commission.








                               Page 11 of 27 Pages







         Acquisition of Additional Securities of the Issuer


                   Pursuant to the Investment Agreement, AP-AGC has

         agreed, subject to the terms and conditions therein set forth,

         to acquire from the Issuer up to an aggregate of 2,500,000

         Series A Preferred Shares at a price of $9.88 per share and, on a pro rata basis with the Series A Preferred Shares, up to an aggregate of 5,000,000 Warrants at a price of $.06 per Warrant

         (including the Series A Preferred Shares and Warrants acquired in the Closing), for an aggregate purchase price of up to

         $25,000,000.  The Warrants to be acquired by AP-AGC are to be divided as nearly as possible into equal numbers of Class A,

         Class B and Class C Warrants which are identical except that they have different minimum exercise prices after the one-time adjustment that may be made to the exercise price.  Under the

         Investment Agreement, the Series A Preferred Shares and War-

         rants are to be acquired by AP-AGC (on a pro rata basis) as and when appropriate real estate investment opportunities are iden-

         tified and approved by AP-AGC and the Issuer's Board, although,

         if the Issuer has not presented AP-AGC with real estate

         development prospects pursuant to which AP-AGC has invested

         $25,000,000,  AP-AGC has the option to acquire such securities at any time.  The Investment Agreement further provides that,

         if the full $25,000,000 has not been invested by June 30, 1998,

         the Company may, subject to the terms and conditions set forth in the Investment Agreement, require AP-AGC to invest the


                               Page 12 of 27 Pages







         remaining amount not yet invested.  The Investment Agreement provides the AP-AGC will not be obligated to acquire additional

         Series A Preferred Shares and Warrants if an Event of Default

         (as defined, to include certain uncured breaches, material adverse changes, and bankruptcy-related events) shall have occurred and (except in the case of bankruptcy events) be

         continuing.  (Sections 2.5(c) and 3.4).


                   At the Closing on June 24, 1997, AP-AGC acquired

         553,475 Series A Preferred Shares and 1,106,950 Warrants for an

         aggregate price of $5,534,752.  On June 30, 1997, AP-AGC

         acquired an additional 334,000 Series A Preferred Shares and

         668,000 Warrants for an aggregate price of $3,340,000.  Based on the Exchange Price of $5.75 (which is subject to certain antidilution adjustments), the 2,500,000 Series A Preferred

         Shares to be issued under the Investment Agreement are

         currently convertible into 4,347,826 Common Shares.  Based on the Warrant Exercise Price of $5.75 (which is subject to

         certain antidilution and other adjustments) the 5,000,000

         Warrants are exercisable for 5,000,000 Common Shares.  If

         dividends on the Series A Preferred Shares are not paid in cash, but are accrued and added to the liquidation preference,

         the number of Common Shares into which the Series A Preferred

         Shares are convertible shall increase accordingly.






                               Page 13 of 27 Pages







                   The Reporting Persons do not intend to amend or sup-

         plement this Statement to reflect additional issuances of

         Series A Preferred Shares and Warrants under the Investment

         Agreement up to the amount disclosed as beneficially owned on this Statement.


         Disposition of Issuer Securities


                   Under the Investment Agreement, AP-AGC is not permit-

         ted to transfer its Series A Preferred Shares or Warrants (or

         Common Shares issuable upon conversion or exercise thereof,

         respectively) for a period of two years from the Agreement

         Date, although these restrictions lapse in certain events,

         including certain events of default under the Investment Agree-

         ment or certain change in control events.  (Section 6.1.)


                   The Issuer may redeem the Series A Preferred Shares

         at any time on or after June 24, 2000, in whole or in part,

         at a redemption price equal to their liquidation preference

         (which includes the compounded value of accumulated dividends).

         (See Section 5 of the Series A Certificate, which is attached hereto as an exhibit and incorporated herein by reference).


                   Except as described in the following sentence, the

         Series A Preferred Shares are not redeemable at the option of any holder thereof prior to June 24, 2001; provided that after that date a holder may require the Issuer to repurchase from it



                               Page 14 of 27 Pages







         (i) prior to June 23, 2002 up to one-third of the total number of Series A Preferred Shares issued, (ii) prior to June 24,

         2003 up to two-thirds of the total number of Series A Preferred

         Shares issued and (iii) after June 24, 2003, all of its Series

         A Preferred Shares.  A holder's right to require the Issuer to repurchase its Series A Preferred Shares will be accelerated and immediately exercisable in the case of certain events of default by the Issuer, including certain payment defaults, cer-

         tain change of control events, certain bankruptcy-related

         events and certain material breaches of the Investment Agree-

         ment (in particular of covenants relating to the Issuer's obli-

         gation to obtain AP-AGC's consent to engage in certain Major

         Transactions, as described below).  (See Section 8 of the

         Series A Certificate.)


                   The Investment Agreement grants certain registration

         rights to the holders of Series A Preferred Shares and Common

         Shares issuable upon the conversion of Series A Preferred

         Shares or upon the exercise of Warrants, including demand

         registration rights, "piggyback" registration rights and the right to require the Issuer to register such securities on a

         "shelf" registration statement for continuous resale (Article

         VIII).








                               Page 15 of 27 Pages







                   AP-AGC may decide to dispose of some or all of its

         securities of the Issuer to the extent permitted by the Invest-

         ment Agrement.


         Changes in Issuer's Board


                   In accordance with the Investment Agreement and the

         Series A Certificate, the Issuer's Board has been reduced to seven directors.  The Series A Certificate provides that

         designees of the Series A Preferred Shares are entitled to elect three of the seven directors.  Pursuant to the Investment

         Agreement as originally executed on February 7, 1997, one

         designee of AP-AGC was elected to the Issuer's Board in February

         1997.  Contemporaneously with the Closing, nine of the eleven incumbent members of the Issuer's Board (including the

         original AP-AGC designee) resigned, the size of the board

         was reduced to seven directors and three designees of the

         holders of the Series A Preferred Shares and two new

         independent directors were appointed.  Information regarding the AP-AGC-nominated directors and the other changes made to the Issuer's Board in connection with the transactions

         contemplated by the Investment Agreement, see the Proxy

         Statement.  AP-AGC may at any time cause any of its nominees to the Issuer's Board to resign or be removed, and may replace such resigning or removed director with a designee of its

         election.



                               Page 16 of 27 Pages








                   In accordance with the Series A Certificate, the

         three directors to be nominated by the holders of the Series A

         Preferred Shares shall have terms of office of one year, al-

         though the other four directors of the Company shall be classi-

         fied into three classes and have terms of office of three years each.  If AP-AGC holds fewer than 500,000 Series A Preferred

         Shares, the number of directors elected by the holders of

         Series A Preferred Shares may be reduced if the number of out-

         standing Series A Preferred Shares is reduced.  The Issuer's charter and bylaws were amended to implement the changes to the

         Issuer's Board described above.


                   Designees of the holders of Series A Preferred Shares

         currently serve on all of the committees of the Issuer's Board and form a majority of certain of such committees.


         Major Transactions


                   The Investment Agreement provides that so long as

         AP-AGC holds at least 500,000 Series A Preferred Shares, the

         Issuer shall not, except with the prior written approval of

         AP-AGC, engage in, or enter into any agreement with respect to,

         or resolve to engage in or to enter into any agreement with respect to, any Major Transaction, including "any material transaction which is not described in an Approved Business

         Plan, including any (i) recapitalization, redemption or



                               Page 17 of 27 Pages







         reclassification of, or distribution or dividend on, the Com-

         pany's capital stock, (ii) amendment of its certificate of in-

         corporation or by-laws, (iii) liquidation, winding-up or dis-

         solution of the Company or any Significant Subsidiary (as de-

         fined in SEC Regulation S-X) of the Company, (iv) consolidation of the Company with, or merger of the Company with or into, any other Person, except a merger of a wholly owned Subsidiary of the Company into the Company, with the Company surviving such merger, (v) sale, transfer, lease or encumbrance by the Company or any Subsidiary of a significant amount of assets of the Com-

         pany other than in respect of sales of Predecessor Assets (as referred to in the Company's annual report on Form 10-K for the year ended December 31, 1995), (vi) special dividend or

         distribution with respect to, or repurchase, redemption or other acquisition of, equity securities of the Company or any rights, warrants or options in respect of such equity secu-

         rities, (vii) capital expenditure or investment by the Company or any Subsidiary in excess of $500,000, (viii) entering into or materially amending (including by waiver) any material con-

         tract, (ix) significant new financing or refinancing, (x)

         issuance of securities (other than employee and director stock options to acquire up to 2,000,000 shares of Common Stock and the issuance of the Common Stock thereunder), (xi) transactions which would result in a Change of Control, (xii) material

         transaction the nature of which prevents specificity in the



                               Page 18 of 27 Pages







         Approved Business Plan or (xiii) commencement, undertaking or acquisition of a real estate development project by SP Subsid-

         iary (whether independently, by joint venture or otherwise) and related financing or joint venture arrangements. . ."


                   By virtue of its representation on the Issuer's

         Board, its power to veto Major Transactions and its right to require the Issuer to repurchase its Series A Preferred Shares,

         in the case of certain material breaches of the Investment

         Agreement, AP-AGC expects to be able to influence the

         management and direction of the Issuer.


                   Because AP-AGC's consent would be required for any

         transaction which would result in a Change in Control of the

         Issuer and certain changes in control would permit the holders of Series A Preferred Shares and Series B Preferred Shares (as

         defined below) to require the Issuer to repurchase such

         securities at their liquidation preference (including

         accumulated dividends), the transactions effected and to be effected pursuant to the Investment Agreement are likely to impede the acquisition of control of the Issuer and to

         discourage third parties from attempting to acquire control of the Issuer.


                   On the Closing Date, the Issuer also sold to certain

         investors in a private placement 1,776,199 Common Shares,

         1,000,000 shares of a new series of preferred stock designated


                               Page 19 of 27 Pages







         its 20% Cumulative Redeemable Convertible Preferred Stock,

         Series B ("Series B Preferred Shares") and 2,000,000 warrants to purchase Common Shares.  The Series B Preferred Shares are substantially similar to the Series A Preferred Shares, except that the holders of Series B Preferred Shares will not be

         entitled to elect any directors of the Issuer and will not have consent rights with respect to Major Transactions, and that the repurchase obligations of the Company will not be secured.

         Further information regarding the terms of the Series B Pre-

         ferred Shares is contained in the Proxy Statement.  The

         Investment Agreement contemplates that the Issuer will offer up to 1,000,000 Series B Preferred Shares and 2,000,000 warrants to purchase Common Shares to its shareholders in a rights

         offering.  The warrants to purchase Common Shares issued in the private placement and to be issued in the rights offering will be substantially similar to the Warrants, except for certain differences necessitated by the broader holding of such war-

         rants.


         Amended and Restated Certificate of Incorporation


                   To facilitate the Transaction, the Issuer's share-

         holders approved at their annual meeting held on June 23, 1997,

         an Amended and Restated Certificate of Incorporation (which included the Series A Certificate, the Statement of Preferences

         and Rights of the Series B Preferred Shares and certain other



                               Page 20 of 27 Pages







         changes) and such Amended and Restated Certificate of

         Incorporation became effective on June 24, 1997 when it was filed with the Secretary of State of Delaware.  These changes were necessary to facilitate the Transaction and included the elimination of certain dividend preferences out of available cash-flow in favor of the Common Shares, the elimination of a prohibition on non-voting stock and an increase in the autho-

         rized amount of Common Shares.  For further details concerning the Amended and Restated Certificate of Incorporation see the

         Proxy Statement.


         Other Plans or Proposals


                   The Investment Agreement also provides that AP-AGC

         will have certain "first look" rights to participate with

         Issuer in new joint venture community development projects pro-

         posed to be entered into by the Issuer, until AP-AGC has in-

         vested $60,000,000 in such projects (Section 6.12).


                   Except as set forth in this statement (including the

         exhibits incorporated by reference herein), the Reporting Per-

         sons have no present plans or proposals which relate to or would result in any of the actions described in Item 4(a)

         through (j) of Schedule 13D under Rule 13d-1(a).  Depending upon prevailing economic and investment considerations and other factors that the Reporting Persons may deem relevant, the

         Reporting Persons may purchase or sell Common Shares or other


                               Page 21 of 27 Pages







         securities of the Issuer in the open market or in privately negotiated transactions or otherwise, or engage in any other transaction they deem appropriate.


         Item 5.  Interest in Securities of the Issuer.


                   (a)  As of the date of this Statement, the Reporting

         Persons beneficially own an aggregate of 9,347,826 Common

         Shares (including 1,543,435 Common Shares which may be acquired upon the conversion of the 887,475 Series A Preferred Shares currently owned and 1,774,950 Common Shares which may be

         acquired upon the exercise of Warrants currently owned, as well as Common Shares which may be acquired upon the conversion of

         Series A Preferred Shares or the exercise of Warrants which

         AP-AGC has the right to acquire at any time under the

         Investment Agreement.)


                   (b)  For purposes of Section 13 of the Act, Apollo

         Fund II may be deemed to control AP-AGC, AREA II may be deemed to control Apollo Fund II and Capital Advisers II may be deemed to control AREA II.  Each of the Reporting Persons may thus be considered to beneficially own and to have sole voting and dis-

         positive power with respect to all the Common Shares held of record by AP-AGC.


                   (c)  Except as set forth above, there have been no

         purchases or sales by any of the Reporting Persons of Common



                               Page 22 of 27 Pages







         Shares during the last 60 days.  To the best knowledge of the

         Reporting Persons, no person identified on Annex A has effected any transactions in Common Shares during the past 60 days.


                   (d)  No other person is known by the Reporting Per-

         sons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of,

         the Common Shares beneficially owned by the Reporting Persons.


                   (e)  Not applicable.


         Item 6.  Contracts, Arrangements, Understandings or Relation-

         ships with Respect to Securities of the Issuer.


                   Aside from the Investment Agreement and the related

         documents and the transactions contemplated thereby, as de-

         scribed in Item 3 and Item 4 above, the Reporting Persons know of no other contracts, arrangements, understandings or

         relationships required to be described herein.



         Item 7.  Material to be Filed as Exhibits.


         Exhibit 1:     Amended and Restated Investment Agreement dated

                        as of February 7, 1997, amended as of March 20,

                        1997 and amended and restated as of May 15,

                        1997, between AP-AGC, LLC, and Atlantic Gulf

                        Communities Corporation (incorporated by

                        reference to Exhibit 1 to the Current Report on


                               Page 23 of 27 Pages







                        Form 8-K filed by Atlantic Gulf Communities

                        Corporation on June 5, 1997 (File No. 1-8967)).


         Exhibit 2:     Statement of Preferences and Rights of 20% Cumu-

                        lative Redeemable Convertible Preferred Stock,

                        Series A (Annex A to the Amended and Restated

                        Certificate of Incorporation of Atlantic Gulf

                        Communities Corporation, attached as Exhibit A

                        to the Amended and Restated Investment Agreement

                        described above) (incorporated by reference to

                        Exhibit 3 to the Current Report on Form 8-K

                        filed by Atlantic Gulf Communities Corporation

                        on June 5, 1997 (File No. 1-8967)).


         Exhibit 3:     Form of Class A, Class B and Class C Warrants

                        for the Purchase of Common Stock (Exhibit 2 to

                        the Amended and Restated Investment Agreement

                        described above) (incorporated by reference to

                        Exhibit 5 to the Current Report on Form 8-K

                        filed by Atlantic Gulf Communities Corporation

                        on June 5, 1997 (File No. 1-8967)).


         Exhibit 4:     Secured Agreement dated as of February 7, 1997

                        and amended and restated as of May 15, 1997

                        between AP-AGC, LLC and Atlantic Gulf Communi-

                        ties Corporation.


                               Page 24 of 27 Pages








                                    SIGNATURE


                   After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certi-fies that the information set forth in this statement is true, complete and correct.

         Dated:  July 7, 1997


                                    AP-AGC, LLC.
                                      By Kronus Property, Inc.
                                         Manager

                                    by

                                          /s/ Ricardo Koenigsberger
                                      Name:   Ricardo Koenigsberger
                                      Title:  Vice-President


                                    APOLLO REAL ESTATE INVESTMENT
                                      FUND II, L.P.

                                    By:  Apollo Real Estate
                                           Advisors II, L.P.,
                                           Managing General Partner

                                    By:  Apollo Real Estate Capital
                                           Advisors II, Inc.,
                                           General Partner


                                    By:   /s/ Michael D. Weiner
                                         Name:  Michael D. Weiner
                                         Title:  Vice President


                                    APOLLO REAL ESTATE ADVISORS II,
                                      L.P.

                                    By:  Apollo Real Estate Capital
                                           Advisors II, L.P.,
                                           General Partner

                                         By:   /s/ Michael D. Weiner
                                              Name:  Michael D. Weiner
                                              Title:  Vice President



                               Page 25 of 27 Pages







                             ANNEX A TO SCHEDULE 13D

                   The following sets forth information with respect to the executive officers and directors of Capital Advisors II, which is the sole general partner of AREA II, and Management II Inc., which is the sole general partner of Management II.

                   Messrs. Leon D. Black, John J. Hannan and William L. Mack are executive officers and directors of Capital Advisors II and Management II Inc. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Apollo Capital Management II, Inc., which, together with its affiliates (collectively, "Apollo Management") manage investment activities on behalf of the Apollo Investment Funds (collectively, "Apollo"). Messrs. Black and Hannan are founding principals of Apollo and, together with Mr. Mack, of Apollo Real Estate Advisors II, L.P. The principal occupation of Mr. Mack is to act as a consultant to Apollo and as a principal to Apollo Real Estate Advisors, L.P. and to act as President and Managing Partner of the Mack Organization, an owner and developer of and investor in office and industrial buildings and other commercial properties. The principal business of Apollo Management is to provide advice regarding investments in securities and the principal business of Apollo Real Estate Advisors, L.P. is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Real Estate Management II, L.P., 1301 Avenue of the Americas, New York, New York 10019.























                               Page 26 of 27 Pages







                                  Exhibit Index


         Exhibit

         1. Amended and Restated Investment Agreement dated as of February 7, 1997, amended as of March 20, 1997 and amended and restated as of May 15, 1997, between AP-AGC, LLC, and Atlantic Gulf Communities Corporation
             (incorporated by reference to Exhibit 1 to the Current Report on Form 8-K filed by Atlantic
             Gulf Communities Corporation on June 5, 1997
             (File No. 1-8967)).

         2. Statement of Preferences and Rights of 20% Cumulative Redeemable Convertible Preferred Stock, Series A (Annex A to the Amended and Restated Certificate of Incorporation of Atlantic Gulf Communities Corporation, attached as Exhibit A to the Amended and Restated Invest-ment Agreement described above (incorporated by reference to Exhibit 3 to the Current
             Report on Form 8-K filed by Atlantic Gulf
             Communities Corporation on June 5, 1997
             (File No. 1-8967)).

         3. Form of Class A, Class B and Class C Warrants for the Purchase of Common Stock (Exhibit 2 to the Amended and Restated Investment Agreement described above) (incorporated by reference to Exhibit 5 to the Current Report on Form 8-K filed by Atlantic Gulf Communities Corporation on June 5, 1997 (File No. 1-8967)).

         4.  Secured Agreement dated as of February 7, 1997
             and amended and restated as of May 15, 1997 between AP-AGC, LLC and Atlantic Gulf Communi-ties Corporation.










                               Page 27 of 27 Pages